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08031443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
APR 29 2008
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 25570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-~~DEALER~~: Baytide Securities, Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 S. Boston Avenue Suite 500
(No. and Street)

Tulsa (City) OK (State) 74103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron Spears 913-585-8150 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cross & Robinson
(Name – *if individual, state last, first, middle name*)

4200 East Skelly Drive, Suite 560 (Address) Tulsa (City) OK (State) 74135 (Zip Code)

SEC Mail Processing Section
~~APR 11 2008~~
Washington, DC
~~104~~

SEC Mail Processing Section
APR 14 2008
Washington, DC
104

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Aron Spears~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities, Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARICAROLYN STEELE
Notary Public in and for the State of Oklahoma
Commission #07007021
My Commission expires 7/23/2011
NOTARY SEAL PUBLIC

Signature

Aron Spears

Controller

Title

Maricarolyn Steele

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baytide Securities Corporation
(A Wholly Owned Subsidiary of Baytide Petroleum, Inc.)

Schedule I
Computation of Net Capital Pursuant to Rule 15c 3-1 of the Securities and Exchange Commission

For the Years Ended December 31, 2007 and 2006

	2007	2006
Net Capital		
Total stockholders' equity qualified for net capital	$ 95,286	$ 65,147
Add: Allowable subordinated liabilities	-	-
Less: Securities Haircuts:		
Money market funds at 2%	(646)	(97)
Equity securities at 15%	(2,227)	(1,386)
Municipal securities at 6.5%	(2,275)	(2,275)
CD at 3.92%	(33)	-
Early withdrawal penalty	(50)	-
Less: Nonallowable assets	-	(366)
Net Capital	90,055	61,023
Net Capital Requirement - Note B	5,000	5,000
Net Capital in Excess of Requirement	$ 85,055	$ 56,023
Computation of Basic Net Capital Requirement		
Minimum net capital requirement, based on:		
6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement, per Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement = the greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
Aggregate Indebtedness		
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	N/A	N/A
Percentage of debt to debt-equity	N/A	N/A

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum)

Schedule II
Reconciliation of Net Capital with the Company's Computation
(Included in Part IIA of Form X-17A-5)

For the Years Ended December 31, 2007 and 2006

	2007	2006
Net excess capital as reported in Company's Part II A (unaudited) FOCUS report	$ 88,998	$ 51,686
Reduction (increase) in payable to non-customers	(3,943)	12,000
Adjustment to valuation of equity securities held		(3,539)
Adjusted Net Capital	85,055	60,147
Less: Securities Haircuts:		
Money market funds at 2%	-	(97)
Equity securities at 15%	-	(1,386)
Municipal securities at 6.5%	-	(2,275)
CD at 3.92%		-
Early Withdrawal Penalty	-	-
Less: Nonallowable assets	-	(366)
Net Capital in Excess of Requirement	$ 85,055	$ 56,023

END